UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment 3)*

ESSA Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29667D104
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 29667D104	13G	Page 2 of 5 Pages

1	Names of Reporting Persons ESSA Bank & Trust Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,078,900
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,078,900
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,078,900
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 8% of 13,181,543 shares of Common Stock outstanding as of December 31, 2010.
12	Type of Reporting Person (See Instructions) CO

CUSIP NO. 29667D104	13G	Page 3 of 5 Pages

Item 1

(a)	Name of Issuer

ESSA Bancorp, Inc.

(b)	Address of Issuer's Principal Executive Offices

200 Palmer Street
Stroudsburg, Pennsylvania 18360

Item 2

(a)	Name of Person Filing

ESSA Bank & Trust Foundation

(b)	Address of Principal Business Office

200 Palmer Street
Stroudsburg, Pennsylvania 18360

(c)	Citizenship or Place of Organization

State of Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

29667D104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

Items (a) – (j) are not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,078,900
(b)	Percent of class: 8%
(c)	Number of shares as to which the person has:

CUSIP NO. 29667D104	13G	Page 4 of 5 Pages

(i)
Sole power to vote or to direct the vote:  1,078,900.  However,  pursuant to the Foundation’s Certificate of Incorporation, the shares must be voted in the same ratio as all other shares of common stock on all proposals considered by stockholders.

(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of: 1,078,000.
(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 29667D104	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESSA BANK & TRUST FOUNDATION

Date: January 20, 2011	/s/ Suzie T. Farley
Name: Suzie T. Farley
Title: Treasurer and Secretary